Exhibit 99.1

PERDIGÃO S.A. A Public Company CNPJ n° 01.838.723/0001-27 Av. Escola Politécnica, n.º 760 São Paulo — SP	SADIA S.A. A Public Company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia — SC

ANNOUNCMENT OF A MATERIAL FACT

The managements of PERDIGÃO S.A. (“PERDIGÃO” — Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” — Bovespa: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI; SADIA and PERDIGÃO, jointly, denominated the “Companies”), pursuant to CVM Instruction 358/02, wish to notify the market at large that the conditions for implementing the Association Agreement mentioned in the Material Fact published on May 19 2009 have been complied with, namely: (i) the adhesion of the signatory shareholders pursuant to the vote of PERDIGÃO; (ii) the adhesion of the shareholders of SADIA representing more than 51% (fifty-one percent) of common shares issued by SADIA, and (iii) the indication to PERDIGÃO of the group of shareholders of SADIA which shall commit to acquire, either directly or indirectly, the shares issued by Concórdia Holding Financeira S.A.

The implementation of the corporate events contained in the Material Fact of May 19 2009 with a view to the association of PERDIGÃO and SADIA, continues contingent on the authorization of the antitrust bodies of  jurisdictions in which the said legal requirement is necessary.

Further information on the association, required pursuant to CVM Instruction 319/99, shall be included in a new material fact to be published in due course.

São Paulo, June 3 2009.

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
CFO and Investor Relations	CFO and Investor Relations
Officer	Officer

PERDIGÃO S.A	SADIA S.A

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the

Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.